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                                                                   EXHIBIT 99.17

                              PRIME SERVICE, INC.
                        16225 PARK TEN PLACE, SUITE 200
                              HOUSTON, TEXAS 77084
         [LOGO]
                                                                    June 9, 1997

    To Our Stockholders:

    On behalf of the Board of Directors of Prime Service, Inc., a Delaware corporation (the "Company"), we are pleased to inform you that on June 8, 1997, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Atlas Copco North America Inc. (the "Parent") and its wholly-owned subsidiary, PS Acquisition Corp. (the "Purchaser"). Pursuant to the Merger Agreement, Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares (the "Shares") of the common stock of the Company at $32.00 per Share, net to the seller in cash, subject to the terms and conditions in the Offer to Purchase accompanying this letter.

    Subject to certain conditions specified in the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which any Shares not tendered pursuant to the Offer (except for any Shares as to which the holder has properly exercised dissenter's rights of appraisal) will be converted into the right to receive $32.00 in cash, without interest. In addition, certain stockholders of the Company have entered into a Stockholder Agreement pursuant to which the stockholder parties thereto have agreed to tender all of the Shares owned by such parties (representing approximately 74% of the Shares) pursuant to the terms of the Offer.

    YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER AND MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND HAS APPROVED THE OFFER AND MERGER. THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the opinion of Credit Suisse First Boston Corporation, the Company's financial advisor, relating to the fairness from a financial point of view of the consideration to be received by the stockholders in the Offer and the Merger.

    In addition to the attached Schedule 14D-9, also enclosed is the Offer to Purchase dated June 9, 1997, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. WE URGE YOU TO READ THESE DOCUMENTS CAREFULLY IN MAKING YOUR DECISION WITH RESPECT TO TENDERING YOUR SHARES PURSUANT TO THE OFFER.

                                          On behalf of the Board of Directors,

                                          /s/ Thomas E. Bennett

                                          Thomas E. Bennett
                                          Chairman of the Board, President and
                                          Chief Executive Officer